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100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Karina Dorin

Re:	Phoenix Energy One, LLC

Offering Statement on Form 1-A

Filed June 26, 2025

File No. 024-12634

To Whom It May Concern:

On behalf of Phoenix Energy One, LLC (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2025 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed by the Company on June 26, 2025. This letter is being submitted together with an amendment (“Amendment No. 1”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”), which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

Offering Statement on Form 1-A

Cover Page

1.

We note you disclose on the cover page of the offering circular that the “original issuance date” will “occur at the closing of this offering” and that you “intend to complete one closing for this offering.” We further note you repeat your intention to “complete one closing” in the Plan of Distribution section. However, the Use of Proceeds section states that you will receive proceeds “from this offering in varying amounts from time to time as Preferred Shares are sold.” Moreover, the escrow agreement filed as exhibit 8.1 refers to a different number of offered shares of Preferred Stock and states that you intend to have “multiple closings.” Please explain and reconcile these discrepancies.

July 14, 2025

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and page 68, accordingly. The Company further advises the Staff that it has filed an amended escrow agreement as Exhibit 8.1 to reflect that there will be one closing for this offering.

2.	Please revise to clarify when the closing of the offering will occur and how you will inform investors of the closing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 14 and 204, accordingly.

3.	Please confirm you will disclose the initial pro-rated distribution once known, and explain how you will determine such amount prior to the original issuance date.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages 12 and 170 accordingly. The Company respectfully advises the Staff that the original issuance date will be the closing date of the offering. Following the qualification of the offering statement, the Company will commence offering the Preferred Shares for an indefinite period of time until it determines, in its discretion, to close the offering. As the Company will determine when to close the offering, the Company will know the amount of the initial pro-rated distribution prior to the original issuance date. However, the Company respectfully submits that the actual original issuance date will not be known at the time of the qualification of the offering statement. As a result, the Company is unable to disclose the actual amount of the initial pro-rated distribution in the offering statement and, as a conveient reference for potential investors, has included disclosure of an indicative initial pro-rated distribution that assumes a closing on August 1, 2025. However, the Company notes to the Staff that it expects to disclose the actual amount of the initial pro-rated distribution in its Current Report on Form 8-K filed in connection with the closing of the offering and in its press release announcing the completion of the offering.

4.

Please revise to clarify whether you will become a manager-managed limited liability company following qualification of the offering or closing of the offering. We note you disclose that following this offering, you will be a manager-managed limited liability company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 7, 58, 146, 149, 163, 167, and 168 accordingly.

Use of Proceeds, page 67

5.	Please expand to disclose the expected use of proceeds assuming 25%, 50%, 75%, and 100% of the Preferred Shares being offered are sold.

Response: The Company acknowledges the Staff’s comment and has revised page 67 accordingly.

July 14, 2025

Right to Reject Subscriptions, page 203

6.	Please provide further details as to the timing for rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 204, and the form of subscription agreements attached as Exhibits 4.1 and 4.2 to Amendment No.1, accordingly.

Provisions of Note in our Subscription Agreement, page 204

7.

We note you disclose that the subscription agreement includes a forum selection provision that requires claims to be brought in state or federal court of competent jurisdiction in the State of California. However, we are unable to locate such provision in the subscription agreements filed as exhibits 4.1 and 4.2. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 205 accordingly.

*  *  *  *

July 14, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051 or to my colleague Christopher J. Clark by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP

Michele M. Anderson, Latham & Watkins LLP